Exhibit 99.1

Regulated information — inside information

argenx announces full exercise of underwriters’ option to purchase additional ADSs

19 May 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX) announced today that the underwriters of its initial public offering in the United States (the “Offering”) have exercised their overallotment option to purchase 879,750 additional American Depositary Shares (“ADSs”)in full. This option exercise brings the anticipated total gross proceeds from the Offering to approximately $114.7 million from the sale of an aggregate of 6,744,750 ADSs. Each of the ADSs offered represents the right to receive one ordinary share.

Cowen and Company and Piper Jaffray & Co. acted as joint bookrunning managers for the Offering, and JMP Securities and Wedbush PacGrow acted as co-managers. Kempen & Co was argenx’s advisor in connection with the Offering.

The closing of the Offering, including with respect to the ADSs subject to the overallotment option, is expected to occur on 23 May 2017, subject to customary closing conditions.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on May 17, 2017.

This Offering is being made only by means of a prospectus. Copies of the final prospectus for this Offering may be obtained, when available, from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by telephone at (631) 274-2806 or by fax at (631) 254-7140 or from Piper Jaffray & Co., Attn: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55403, or by telephone at (800)747-3924, or by email at prospectus@pjc.com.

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, or “should”, and include statements argenx makes concerning the intended results of its strategy, the estimated gross proceeds from the Offering and the anticipated closing of the Offering. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements. argenx undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

Important information

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the transaction to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of Directive 2003/71/EC (together with any applicable implementing measures in the relevant member state of the European Economic Area and as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state).

In addition, in the United Kingdom, the transaction to which this press release relates will only be available to, and will be engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), persons falling within Article 49(2) (a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.